

Mail Stop 7010   May 29, 2009

Daniel B. O'Brien
Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
Canada V8T 5G4

> **Re: Flexible Solutions International, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2009**
> **File No. 333-158962**
>
> **Annual Report on Form 10-K**
> **Filed March 26, 2009**
> **File No. 001-31540**

Dear Mr. O'Brien:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. It appears that you are not eligible to file your registration statement on Form S-3 due to the untimely filing of your Form 8-K on January 27, 2009 for an event

occurring on January 12, 2009 and your Form 8-K on May 22, 2008 for an event occurring on May 15, 2008. Please tell us why you are eligible to file on Form S-3, or please refile on Form S-1.

Selling Shareholders, page 11

2. We note that you have twice listed Pictet Asset Management in the Selling Shareholders Table. Please revise or consolidate.

3. We note that you identify several of the selling shareholders as affiliates of registered broker-dealers. Please amend to disclose the following:
    - that the selling shareholders purchased in the ordinary course of business; and
    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If the selling shareholders are unable to make these representations, please state that they are underwriters.

4. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities. We note that you have provided this disclosure for some of the selling shareholder entities on page 12.

Description of Securities, page 13

5. We note your cross-reference to the Comparative Share Data section for information regarding the warrants. In either this section or in the Comparative Share Data section, please disclose the period during which the warrants are exercisable as required by Item 202(c) of Regulation S-K.

Additional Information, page 15

6. Pursuant to Item 12 of Form S-3, please incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year.

7. Please disclose the name and address of counsel who have passed on the legality of the issue.

Undertakings, page 2 of Part II

8. Please include the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 3 of Part II

9. Please arrange to have your Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer sign the registration statement in those capacities, in addition to signing on behalf of the company.

Exhibit 23(a)

10. Please update the consent so that Hart & Trinen, LLP consent to the discussion in the prospectus of its legal opinion, the reproduction of the legal opinion as an exhibit, and being named in the registration statement.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 18

11. We note that your statement that "our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired disclosure control objectives." Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future Exchange Act filings. Additionally, in future filings, please refer to Exchange Act Rules 13a-15(e) and 15d-15(e) when disclosing your conclusion regarding the effectiveness of your disclosure controls and procedures. Please do not include additional language not contained in the Exchange Act Rules, such as "in timely alerting them to material information relating to us (including our consolidated subsidiaries) that is required to be included in our periodic reports."

Report of Independent Registered Accounting Firm, page F-1

12. Please file an amendment to your Form 10-K that includes a dated accountant's report. See Rule 2-02 of Regulation S-X.

Exhibits 31.1 and 31.2 – Section 302 Certifications

13. When you file your amended Form 10-K, please revise your certifications to refer to the Company as "registrant" rather than "small business issuer" and please include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: William T. Hart, Esq.
        Hart & Trinen
        1624 Washington Street
        Denver, CO 80203